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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES AND EXCHANGE ACT OF 1934

             FOR THE PERIOD FROM JANUARY 1, 2001 - DECEMBER 28, 2001

                      QUALICON RETIREMENT AND SAVINGS PLAN
                            (FULL TITLE OF THE PLAN)

                      E. I. DU PONT DE NEMOURS AND COMPANY
                         1007 MARKET STREET WILMINGTON,
                                 DELAWARE 19898
           (NAME AND ADDRESS OF PRINCIPAL EXECUTIVE OFFICE OF ISSUER)

================================================================================

                                   SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Administrative Committee formed under the Qualicon Retirement and Savings Plan has duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.

                                   QUALICON RETIREMENT
                                   AND SAVINGS PLAN

                                   Dated: June 26, 2002

                                   By: /s/ Helen Wagner

                                   -----------------------
                                   Helen Wagner
                                   Manager, Finance and Chief
                                   Financial Officer and Member of the
                                   Administrative Committee formed under the
                                   Qualicon Retirement and Savings Plan

Qualicon
Retirement and Savings Plan
Index to Financial Statements

                                                                         Page(s)

Report of Independent Accountants                                          1

Financial Statements

   Statements of Net Assets Available for Benefits as of
     December 28, 2001 and December 31, 2000                               2

   Statements of Changes in Net Assets Available for Benefits
     for the Period from January 1, 2001 to December 28, 2001
     and for the Year Ended December 31, 2000                              3

   Notes to Financial Statements                                         4 - 10


Supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                        Report of Independent Accountants

To the Administrator and Participants
of the Qualicon Retirement and Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Qualicon Retirement and Savings Plan (the "Plan") at December 28, 2001 and December 31, 2000, and the changes in net assets available for benefits for the period from January 1, 2001 to December 28, 2001 and for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1, effective December 28, 2001, the Plan was merged with and into the Savings and Investment Plan of E. I. du Pont de Nemours and Company.


/s/ PricewaterhouseCoopers, LLP
Philadelphia, Pennsylvania
June 25, 2002

Qualicon
Retirement and Savings Plan
Statements of Net Assets Available for Benefits
December 28, 2001 and December 31, 2000


                                                             2001           2000
Assets:
    Investments:
      Plan interest in DuPont and Related Companies
        Defined Contribution Plan Master Trust               $   -    $   98,753
      Company Stock Funds                                        -       166,269
      Mutual Funds                                               -       701,842
      Common/Collective Funds                                    -        96,551
      Participant Loans                                          -        61,022
                                                             -----    ----------
               Total investments                                 -     1,124,437

    Receivables:                                                 -
      Participants' contributions                                -        23,545
      Employer's contributions                                   -         7,971
      Investment income                                          -           184
                                                             -----    ----------
               Total receivables                                 -        31,700
                                                             -----    ----------
Net assets available for benefits                            $   -    $1,156,137
                                                             =====    ==========

   The accompanying notes are an integral part of these financial statements.

Qualicon
Retirement and Savings Plan
Statements of Changes in Net Assets Available for Benefits
For the Period from January 1, 2001 to December 28, 2001 and
For the Year Ended December 31, 2000

                                                          2001           2000
Additions:
    Investment income:
      Net depreciation in fair value of investments  $  (157,087)   $  (178,486)
      Interest and dividend income                        27,176         57,569
                                                     -----------    -----------
                                                        (129,911)      (120,917)
                                                     -----------    -----------
    Contributions:
      Participant                                        304,355        452,093
      Employer                                            94,358        103,170
                                                     -----------    -----------
                                                         398,713        555,263
                                                     -----------    -----------
        Total additions                                  268,802        434,346
                                                     -----------    -----------
Deductions:
    Benefits paid to participants                         11,152          3,914
    Assets transferred out                             1,413,787              -
                                                     -----------    -----------
      Total deductions                                 1,424,939          3,914
                                                     -----------    -----------
      Net (decrease) increase                         (1,156,137)       430,432
                                                     -----------    -----------
Net assets available for benefits:

      Beginning of year                                1,156,137        725,705
                                                     -----------    -----------
      End of year                                    $         -    $ 1,156,137
                                                     ===========    ===========

   The accompanying notes are an integral part of these financial statements.

Qualicon
Retirement and Savings Plan
Notes to Financial Statements
December 28, 2001 and December 31, 2000

1.   Plan Merger

     Effective December 28, 2001, the Qualicon Retirement and Savings Plan (the "Plan") merged with and into the Savings and Investment Plan of E. I. du Pont de Nemours and Company. Pursuant to the merger, participants with assets having a fair market value of $1,413,787 at the time of the merger, became part of the Savings and Investment Plan of E. I. du Pont de Nemours and Company. The Plan's participants were subject to changes in their benefits under the Savings and Investment Plan of E. I. du Pont de Nemours and Company. For additional information regarding these changes, participants should refer to the Plan document for the Savings and Investment Plan of E. I. du Pont de Nemours and Company.

2.   Description of the Plan

     The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     General
     The Plan is a defined contribution plan covering substantially all employees of Qualicon (the "Company"), a wholly-owned subsidiary of E. I. du Pont de Nemours and Company ("DuPont"). The Plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). The designated trustee of the Plan is Merrill Lynch Trust Company of America ("Merrill Lynch").

     Contributions
     Participants authorize payroll deductions which are contributed to the Plan and credited to their individual accounts. The sum of the participant contributions both pre-tax and post-tax are limited to a maximum of 16% of a participant's earnings, as defined, in multiples of 1% and are credited to the Plan on a monthly basis in accordance with the payroll cycle of the Company. Participants may also contribute amounts representing rollovers from other eligible retirement plans. Contributions are subject to certain limitations.

     The Company makes matching contributions on a monthly basis in the amount of 50% of all participant contributions up to 6% of the participant's earnings, as defined. Company contributions are invested in accordance with the participant's investment elections. The Company, at its discretion, may also make an additional discretionary contribution. The Company did not make any discretionary contributions during the period from January 1, 2001 to December 28, 2001 and the year ended December 31, 2000.

     Participant Accounts
     Each participant's account is credited with the participant's contributions and allocations of the Company's contributions and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Qualicon
Retirement and Savings Plan
Notes to Financial Statements
December 28, 2001 and December 31, 2000

     Eligibility and Vesting
     Employees are eligible to participate in the Plan on the first day of their first full month of employment with the Company. Employees who join the Company from DuPont are immediately eligible to participate in the Plan. Participants are always 100% vested in their contributions and the employer's matching contribution plus actual earnings thereon.

     Participant Loans
     Participants may borrow from their accounts, a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer to/(from) the investment fund from/(to) the Participant Loan Fund. Loan terms shall not exceed 5 years, unless the loan is for the purchase of a primary residence, then it shall not exceed 10 years. The loans are secured by the balance in the participant's account and bear interest at the average rate for secured personal loans then in effect at five banks selected by the Committee on the last working day of the month preceding the date on which the loan application was made. Principal and interest are paid ratably through payroll deductions.

     Payment of Benefits
     A participant may make three withdrawals in a calendar year, withdrawing all or a portion of his or her account balance, except the portion attributable to pre-tax contributions or allocated to the participant's loan account. If a participant is under age 59 1/2, a withdrawal may be made from the participant's pre-tax contributions and earnings account without penalty only if a financial hardship is demonstrated. Company contributions will be suspended for six months if a participant withdraws, while in-service, any matched before-tax or after-tax savings or Company contributions held for less than two years.

     If a participant's employment terminates due to the participant's death, total and permanent disability, retirement or separation from service, the participant or the participant's beneficiary is entitled to receive the balance of all the participant's accounts as determined as of the valuation date coinciding with or immediately following the participant's termination of employment.

     Expenses of the Plan
     Reasonable expenses of administering the Plan, at the election of the Committee, may be paid by the Plan. For the period from January 1, 2001 to December 28, 2001 and the year ended December 31, 2000, the Company paid all administrative expenses of the Plan. Brokerage fees, transfer taxes, investment fees and other expenses incident to the purchase and sale of securities and investments shall be included in the cost of such securities or investments or deducted from the sales proceeds, as the case may be.

3.   Significant Accounting Policies

     The following accounting policies, which conform to accounting principles generally accepted in the United States of America, have been used consistently in the preparation of the Plan's financial statements.

Qualicon
Retirement and Savings Plan
Notes to Financial Statements
December 28, 2001 and December 31, 2000

     Basis of Accounting
     The financial statements have been prepared on the accrual basis of accounting.

     Investment Valuation and Income Recognition
     The investments of the Plan are carried at fair value, except for the Plan's interest in the DuPont and Related Companies Defined Contribution Plan Master Trust ("Master Trust"). The Plan's interest in the Master Trust relating to investment contracts is based upon its beginning value plus actual contributions and allocated investment income less actual distributions (see Note 4). The Master Trust's investment contracts are fully benefit responsive and thus, are stated at contract value. Shares of registered investment companies (mutual funds) are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Shares of common and collective trust funds are valued at net unit value as determined by the trustee at year-end. The Company stock funds are valued at their year-end unit closing price (defined as the year-end market price of common stock plus the uninvested cash position). Participant loans are valued at cost which approximates fair value.

     Dividend income is recorded on the ex-dividend date and interest income is accrued when earned. Realized gains and losses on the sale of Company Stock Fund securities are based on average cost of the securities sold. Purchases and sales of investments are recorded on a trade-date basis. Capital gain distributions are included in dividend income.

     Payment of Benefits
     Benefits are recorded when paid.

     Use of Estimates
     The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

4.   DuPont and Related Companies Defined Contribution Plan Master Trust

     On April 1, 1999, the Company and certain affiliates ("employers") entered into a Master Trust Agreement with Merrill Lynch ("Trustee") to establish a master trust to allow participants from affiliated plans to invest in a Stable Value Fund and three different Asset Allocation Funds: the Conservative, Moderate and Aggressive portfolios. Prior to April 1, 1999, the Stable Value Fund and Asset Allocation Funds were separate investment options of the Plan. To participate in the Master Trust, affiliates who sponsor qualified savings plans and who have adopted the Master Trust Agreement are required to make monthly payments to the Trustee of designated portions of employees' savings and other contributions by the affiliate. Investment income relating to the Master Trust is allocated proportionately by investment fund to the plans within the Master Trust based on the plan's interest to the total fair value of the Master Trust investment funds.

Qualicon
Retirement and Savings Plan
Notes to Financial Statements
December 28, 2001 and December 31, 2000

     The Stable Value Fund is invested in guaranteed investment contracts, separate account portfolios, synthetic guaranteed investment contracts and money market funds. The crediting interest rates on investment contracts ranged from 5.02% to 7.24% for the year ended December 31, 2001 and from 5.83% to 8.50% for the year ended December 31, 2000. The blended rate of return was 6.39% in 2001 and 6.72% in 2000.

     The crediting rates for certain investment contracts are reset annually and are based on the market value of the portfolio of assets underlying these contracts. Inputs used to determine the crediting rate include each contract's portfolio market value, current yield-to-maturity, duration (i.e., weighted average life) and market value relative to contract value. All contracts have a guaranteed rate of 0% or higher with respect to determining interest rate resets.

     A synthetic guaranteed investment contract provides for a guaranteed return on principal over a specified period of time through the use of underlying assets and a benefit responsive wrapper contract issued by a third party. Included in the contract value of synthetic guaranteed investment contracts is $(122,037,312) and $(61,031,076) at December 31, 2001 and 2000,
     respectively, attributable to wrapper contract providers representing the amounts by which the value of contracts is less than the value of the underlying assets.

     Total assets of the Master Trust include:

                                                   2001             2000

     Investment Contracts                     $5,294,842,052    $5,134,555,882
     Common/Collective Trust Funds                20,450,633        25,007,540
     Money Market Funds                           26,733,694        31,437,135
                                              --------------    --------------
         Total                                $5,342,026,379    $5,191,000,557
                                              ==============    ==============

     The Plan's undivided interest in the Master Trust was .0019% as of December 31, 2000.

Qualicon
Retirement and Savings Plan
Notes to Financial Statements
December 28, 2001 and December 31, 2000

     Investments of the Master Trust that represent more than 5% of the assets of the Master Trust were as follows:

                                                          December 31,
                                               --------------------------------
                                                    2001                2000

     Investment Contracts:
      Connecticut General Life Ins.            $ 439,624,619       $          -
      Aetna Life and Annuity                     519,942,538        356,648,682
      Peoples Security                                     -        301,118,125
      CDC Financial                                        -        336,220,628
      Deutsche Bank (DUP-1)                      519,076,651        330,341,799
      Deutsche Bank (PIM-DUP-1)                            -        273,816,467
      Deutsche Bank (PIM-DUP-2)                            -        347,269,727
      JP Morgan (95-04)                          519,142,395        320,535,834
      JP Morgan (95-12)                                    -        353,745,646
      JP Morgan (ADOPONTO3)                      528,060,590                  -
      Metropolitan Life                                    -        412,600,984
      Union Bank of Switzerland                  518,377,156        416,151,942
      Principal Life                             296,750,377        280,402,889
      Monumental Life Insurance Co.              516,903,184        356,840,431

     At December 31, 2001, the total assets of the Master Trust of $5,342,026,379 included participant investments in the Stable Value Fund of $5,305,008,040 and $37,018,339 in the Conservative, Moderate and Aggressive Allocation Funds. At December 31, 2000, the total Master Trust value of $5,191,000,557 included participant investments in the Stable Value Fund of $5,144,944,410 and $46,056,147 in the Conservative, Moderate and Aggressive Allocation Funds.

     Total investment income of the Master Trust for the years ended December 31, 2001 and 2000 was $341,975,725 and $353,329,080, respectively.

     Accounting Pronouncements
     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS No.
     133). SFAS No. 133 requires that an entity recognize all derivatives and measure those instruments at fair value.

     SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. Pursuant to SFAS No. 137, the Plan adopted SFAS No. 133 effective January 1, 2001. There was an inconsistency in accounting literature between SFAS No. 133, requiring derivatives to be measured at fair value, and the AICPA Audit and Accounting Guide on Audits of Employee Benefit Plans and Statement of Position 94-4, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans, requiring benefit responsive investment contracts (including synthetic guaranteed investment contracts) to be measured at contract value. This inconsistency has been tentatively resolved by the Financial Accounting Standards Board. The tentative guidance provides that contracts accounted

Qualicon
Retirement and Savings Plan
Notes to Financial Statements
December 28, 2001 and December 31, 2000

     for under SOP 94-4 are not subject to the requirements of SFAS 133. Therefore, the Master Trust continues to account for synthetic guaranteed investment contracts at contract value. Accordingly, the adoption of SFAS 133 did not have a material impact on the financial statements.

     The carrying value of synthetic Guaranteed Investment Contracts held by the Master Trust is $3,858,061,618 and $4,001,503,657 at December 31, 2001 and
     2000, respectively.

5.   Investments

     Investments that represent more than 5% of the net assets available for benefits as of December 28, 2001 and December 31, 2000 were as follows:

                                                         2001       2000

     DuPont Company Stock Fund                          $    -   $155,892
     Fidelity Magellan Fund                                  -    119,265
     Janus Mercury Fund                                      -     93,284
     Janus Enterprise Fund                                   -     91,133
     Fidelity Growth & Income Fund Class A                   -     78,224
     AIM Value Fund                                          -     59,765
     Merrill Lynch Equity Index TR Tier 6                    -     58,010
     Master Trust                                            -     98,753

     During the period from January 1, 2001 to December 28, 2001 and the year ended December 31, 2000, the Plan's investments depreciated (including realized gains and losses) in value as follows:

                                                         2001         2000

     Company Stock Funds                              $ (19,445)   $ (26,834)
     Mutual Funds                                      (131,476)    (147,267)
     Common/Collective Trust Fund                       (10,703)      (6,418)
     Master Trust                                         4,537        2,033
                                                      ---------    ---------
     Net Depreciation                                 $(157,087)   $(178,486)
                                                      =========    =========

6.   Conoco, Inc. Class B Common Stock Fund

     On September 28, 1998, DuPont announced that the Board of Directors had approved a plan to divest DuPont's 100 percent-owned petroleum business, Conoco, Inc. On August 6, 1999, DuPont completed the planned divestiture through a tax-free split-off. DuPont exchanged its shares of Conoco, Inc. Class B common stock for shares of DuPont common stock. Plan participants had the option to exchange shares of DuPont Company stock, which were held in their participant accounts in the DuPont Common Stock Fund. For each share of DuPont common stock exchanged, the participant received an appropriate number of shares of Conoco Class B common stock. Accordingly, the Conoco

Qualicon
Retirement and Savings Plan
Notes to Financial Statements
December 28, 2001 and December 31, 2000

     Class B Stock Fund was created as an investment fund of the Plan. No additional shares of Conoco Class B common stock may be purchased by Plan participants through payroll deductions, fund transfers, or the reinvestment of dividends. Dividends earned on Conoco Class B common stock are distributed pro rata to the investment options in participants' accounts based upon their current investment elections. The balance of the Conoco Stock Fund was $10,377 at December 31, 2000.

7.   Tax Status

     The Plan is a qualified plan pursuant to Section 401(a) of the Internal Revenue Code (the "Code") and the related Trusts are exempt from federal taxation under Section 501(a) of the Code. A favorable tax determination letter from the Internal Revenue Service dated April 4, 2001 has been received by the Plan. This determination letter is applicable for the Plan adopted on May 20, 1998 and all amendments through inception. The Plan administrator and the Plan's ERISA counsel believe that the Plan is currently designed and operated in accordance with the applicable sections of the Code. Accordingly, no provision has been made for federal income taxes in the accompanying financial statements.

8.   Related Party Transactions

     Certain Plan investments are shares of mutual funds and units of common/collective trust funds managed by Merrill Lynch, the Trustee. In addition, the Plan offers the DuPont Company Stock Fund investment option. The Master Trust is managed by DuPont Capital Management, a wholly-owned subsidiary of DuPont, and the Trustee. Transactions in these investments qualify as party-in-interest transactions which are exempt from prohibited transaction rules.

9.   Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would be 100 percent vested in the employer contributions.